UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated March 11, 2025

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On March 10, 2025, ArcelorMittal published the press releases attached hereto as Exhibits 99.1 and 99.2 and hereby incorporated by reference into this report on Form 6-K.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated March 10, 2025, ArcelorMittal announces the publication of its 2024 annual report
Exhibit 99.2	Press release dated March 10, 2025, ArcelorMittal publishes its Annual Report 2024 on Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 11 March 2025

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer